Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2006	2005	2005	2005	2005
Interest, Dividend and Fee Income
Loans	$2,242	$2,098	$1,989	$1,843	$1,798
Securities	509	457	484	461	428
Deposits with banks	167	164	170	160	112

	2,918	2,719	2,643	2,464	2,338

Interest Expense
Deposits	1,213	1,074	961	875	793
Subordinated debt	42	47	56	52	47
Preferred shares and capital trust securities	25	25	21	26	25
Other liabilities	456	379	391	330	275

	1,736	1,525	1,429	1,283	1,140

Net Interest Income	1,182	1,194	1,214	1,181	1,198
Provision for credit losses (Note 3)	52	57	73	6	43

Net Interest Income After Provision for Credit Losses	1,130	1,137	1,141	1,175	1,155

Non-Interest Revenue
Securities commissions and fees	252	272	255	299	266
Deposit and payment service charges	180	187	188	180	179
Trading revenues	221	169	83	60	101
Lending fees	78	76	89	73	75
Card fees	91	60	98	88	88
Investment management and custodial fees	76	77	79	74	75
Mutual fund revenues	115	116	113	106	102
Securitization revenues	20	34	26	33	20
Underwriting and advisory fees	98	101	92	77	87
Investment securities gains	18	79	37	12	37
Foreign exchange, other than trading	43	48	42	45	45
Insurance income	46	38	44	39	41
Other	61	169	51	130	97

	1,299	1,426	1,197	1,216	1,213

Net Interest Income and Non-Interest Revenue	2,429	2,563	2,338	2,391	2,368

Non-Interest Expense
Employee compensation (Note 6)	965	962	933	925	926
Premises and equipment	288	334	315	312	303
Amortization of intangible assets	11	22	24	24	24
Travel and business development	50	69	68	60	50
Communications	25	33	29	32	28
Business and capital taxes	27	28	29	26	24
Professional fees	58	65	58	59	61
Other	121	123	123	141	117

Total Non-Interest Expense	1,545	1,636	1,579	1,579	1,533

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	884	927	759	812	835
Income taxes	235	254	204	198	219

	649	673	555	614	616
Non-controlling interest in subsidiaries	19	16	14	14	14

Net Income	$630	$657	$541	$600	$602

Preferred share dividends	$8	$8	$6	$8	$8
Net income available to common shareholders	$622	$649	$535	$592	$594
Average common shares (in thousands)	501,374	500,383	499,152	499,415	501,268
Average diluted common shares (in thousands)	511,600	510,378	509,384	510,237	512,941

Earnings Per Share (Canadian $)
Basic	$1.24	$1.30	$1.07	$1.19	$1.18
Diluted	1.22	1.27	1.05	1.16	1.16
Dividends Declared Per Common Share	0.49	0.49	0.46	0.46	0.44

The accompanying notes to consolidated financial statements are an integral part of these statements.
20   BMO Financial Group First Quarter Report 2006

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2006	2005	2005	2005	2005
Assets

Cash Resources	$19,933	$20,721	$20,402	$21,141	$20,292

Securities
Investment	12,032	12,936	14,175	15,698	15,174
Trading	49,644	44,309	43,146	43,717	38,009
Loan substitutes	11	11	11	11	11

	61,687	57,256	57,332	59,426	53,194

Loans
Residential mortgages	62,652	60,871	59,737	57,703	57,038
Consumer instalment and other personal	28,206	27,929	27,241	26,714	25,728
Credit cards	4,709	4,648	4,717	4,557	4,525
Businesses and governments	48,289	47,803	48,181	47,716	45,886
Securities borrowed or purchased under resale agreements	29,853	28,280	27,259	31,357	24,487

	173,709	169,531	167,135	168,047	157,664
Customers’ liability under acceptances	5,988	5,934	5,683	5,814	4,475
Allowance for credit losses (Note 3)	(1,115)	(1,128)	(1,200)	(1,220)	(1,314)

	178,582	174,337	171,618	172,641	160,825

Other Assets
Derivative financial instruments	30,664	31,517	26,174	23,031	22,778
Premises and equipment	1,818	1,847	1,863	1,875	2,012
Goodwill	1,109	1,091	1,604	1,632	1,602
Intangible assets	186	196	426	462	486
Other (Note 2)	11,786	10,567	10,970	12,148	32,905

	45,563	45,218	41,037	39,148	59,783

Total Assets	$305,765	$297,532	$290,389	$292,356	$294,094

Liabilities and Shareholders’ Equity

Deposits
Banks	$25,940	$25,473	$25,265	$23,536	$24,488
Businesses and governments	90,783	92,437	87,462	89,698	81,306
Individuals	76,536	75,883	76,023	77,811	76,538

	193,259	193,793	188,750	191,045	182,332

Other Liabilities
Derivative financial instruments	28,810	28,868	24,972	21,862	21,913
Acceptances	5,988	5,934	5,683	5,814	4,475
Securities sold but not yet purchased	14,161	16,142	14,703	13,674	11,783
Securities lent or sold under repurchase agreements	31,005	22,657	26,159	28,694	23,425
Other (Note 2)	14,299	12,203	11,826	12,887	32,579

	94,263	85,804	83,343	82,931	94,175

Subordinated Debt (Note 7)	2,456	2,469	3,099	3,420	2,909

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,716	4,618	4,585	4,512	4,492
Contributed surplus	23	20	18	15	12
Net unrealized foreign exchange loss	(740)	(612)	(483)	(380)	(432)
Retained earnings	10,188	9,840	9,477	9,213	9,006

	14,187	13,866	13,597	13,360	13,078

Total Liabilities and Shareholders’ Equity	$305,765	$297,532	$290,389	$292,356	$294,094

The accompanying notes to consolidated financial statements are an integral part of these statements.
BMO Financial Group First Quarter Report 2006   21

Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2006	January 31, 2005
Preferred Shares
Balance at beginning of period	$596	$1,046
Impact of adopting new accounting requirements for liabilities and equity	—	(450)

Balance at beginning of period (as restated)	596	596

Balance at End of Period	596	596

Common Shares
Balance at beginning of period	4,022	3,857
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	19	18
Issued under the Stock Option Plan	83	35
Issued on the exchange of shares of a subsidiary corporation	—	2
Repurchased for cancellation (Note 8)	(4)	(16)

Balance at End of Period	4,120	3,896

Contributed Surplus
Balance at beginning of period	20	10
Stock option expense	3	2

Balance at End of Period	23	12

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(612)	(497)
Unrealized gain (loss) on translation of net investments in foreign operations	(347)	180
Hedging gain (loss)	335	(176)
Income taxes	(116)	61

Balance at End of Period	(740)	(432)

Retained Earnings
Balance at beginning of period	9,840	8,773
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	(42)

	9,840	8,731
Net income	630	602
Dividends—Preferred shares	(8)	(8)
—Common shares	(246)	(220)
Common shares repurchased for cancellation (Note 8)	(28)	(99)

Balance at End of Period	10,188	9,006

Total Shareholders’ Equity	$14,187	$13,078

The accompanying notes to consolidated financial statements are an integral part of these statements.
22   BMO Financial Group First Quarter Report 2006

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2006	January 31, 2005
Cash Flows from Operating Activities
Net income	$630	$602
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	8	7
Net gain on investment securities	(26)	(44)
Net (increase) in trading securities	(5,992)	(2,273)
Provision for credit losses	52	43
Gain on sale of securitized loans (Note 4)	(14)	(19)
Change in derivative financial instruments
Decrease in derivative asset	971	2,656
(Decrease) in derivative liability	(142)	(2,096)
Amortization of premises and equipment	88	95
Amortization of intangible assets	11	24
Future income tax expense	42	51
Net decrease in current income taxes	(98)	(279)
Change in accrued interest
(Increase) in interest receivable	(6)	(38)
Decrease in interest payable	(84)	(5)
Changes in other items and accruals, net	657	(1,773)

Net Cash Used in Operating Activities	(3,903)	(3,049)

Cash Flows from Financing Activities
Net increase in deposits	2,001	4,887
Net increase (decrease) in securities sold but not yet purchased	(1,951)	1,312
Net increase in securities lent or sold under repurchase agreements	8,868	1,799
Net increase (decrease) in liabilities of subsidiaries	328	(237)
Proceeds from issuance of subordinated debt	—	500
Proceeds from issuance of common shares	102	53
Common shares repurchased for cancellation (Note 8)	(32)	(115)
Dividends paid	(254)	(228)

Net Cash Provided by Financing Activities	9,062	7,971

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	922	(1,374)
Purchases of investment securities	(2,172)	(4,311)
Maturities of investment securities	1,897	2,118
Proceeds from sales of investment securities	862	2,468
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(4,264)	(2,208)
Proceeds from securitization of loans (Note 4)	496	743
Net increase in securities borrowed or purchased under resale agreements	(2,010)	(1,629)
Premises and equipment — net purchases	(76)	(49)
Acquisitions (Note 5)	(75)	(194)

Net Cash Used in Investing Activities	(4,420)	(4,436)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(94)	83

Net Increase in Cash and Cash Equivalents	645	569
Cash and Cash Equivalents at Beginning of Period	2,412	2,606

Cash and Cash Equivalents at End of Period	$3,057	$3,175

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group First Quarter Report 2006   23

Notes to Consolidated Financial Statements
For the three months ended January 31, 2006 (Unaudited)
Note 1     Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005.
Note 2     Changes in Accounting Policy
Variable Interest Entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (“CICA”) new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as of November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.
The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting while the VIEs were consolidated.
On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings.
Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.
Note 3     Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2006 and January 31, 2005 there was no allowance for credit losses related to other credit instruments included in other liabilities.
A continuity of our allowance for credit losses is as follows:

	For the three months ended
	Specific allowance		General allowance		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005
Balance at beginning of period	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	52	43	—	—	52	43
Recoveries	20	16	—	—	20	16
Write-offs	(71)	(72)	—	—	(71)	(72)
Foreign exchange and other	—	12	(14)	7	(14)	19

Balance at end of period	$170	$297	$945	$1,017	$1,115	$1,314

Note 4     Securitization
During the quarter ended January 31, 2006, we securitized residential mortgages totalling $500 million for total cash proceeds of $496 million. The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.9 years, a prepayment rate of 14.20%, an interest rate of 4.99% and a discount rate of 3.70%. There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $1 million of gains in non-interest revenue, securitization revenues, $14 million of deferred purchase price in other assets and $3 million of servicing liability in other liabilities related to the securitization of those loans.
In addition, gains on sales of loans sold to all revolving securitization vehicles were $13 million, for the quarter ended January 31, 2006.
24   BMO Financial Group First Quarter Report 2006

Note 5     Acquisition
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $75 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Client Group — Chicagoland Banking reporting segment.
The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park
Cash resources	$16
Securities	56
Loans	247
Premises and equipment	4
Goodwill	43
Core deposit intangible asset	7
Other assets	2

Total assets	375

Deposits	296
Other liabilities	4

Total liabilities	300

Purchase price	$75

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.
Note 6     Employee Compensation
Stock Options
During the quarter ended January 31, 2006, we granted a total of 1,367,700 stock options. The weighted-average fair value of these options was $10.17 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2006
Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years
Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Benefits earned by employees	$34	$31	$5	$4
Interest cost on accrued benefit liability	52	51	11	11
Actuarial loss recognized in expense	21	16	4	3
Amortization of plan amendment costs	1	1	(2)	(1)
Expected return on plan assets	(62)	(57)	(1)	(1)

Benefits expense	46	42	17	16
Canada and Quebec pension plan expense	13	12	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$62	$57	$17	$16

BMO Financial Group First Quarter Report 2006   25

Notes to Consolidated Financial Statements
Note 7     Subordinated Debt
On February 2, 2006, we announced our intention to redeem all of our 7.40% Debentures, Series 19, due 2011, on March 14, 2006, totalling $125 million. The debentures will be redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
Note 8     Share Capital
During the quarter ended January 31, 2006, we repurchased 538,200 common shares at an average cost of $60.33 per share, totalling $32 million. During the quarter ended January 31, 2005, we repurchased 2,046,500 common shares at an average cost of $56.16 per share, totalling $115 million. There have been 1,354,500 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2006 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.
Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	January 31, 2006
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	502,676,228	4,120	—

Total outstanding share capital — classified as equity		$4,716

Stock options issued under stock option plan		n/a	25,622,756 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable
Note 9     United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended
	January 31, 2006	January 31, 2005
Net Income — Canadian GAAP	$630	$602
United States GAAP adjustments	(61)	(52)

Net Income — United States GAAP	$569	$550

Earnings Per Share
Basic — Canadian GAAP	$1.24	$1.18
Basic — United States GAAP	1.12	1.08
Diluted — Canadian GAAP	1.22	1.16
Diluted — United States GAAP	1.10	1.06

During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation. Under United States GAAP, stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. The impact of adopting this standard was to increase non-interest expense by $42 million ($29 million after tax) in the quarter ended January 31, 2006. Under Canadian GAAP, stock-based compensation is expensed over the vesting period.
26   BMO Financial Group First Quarter Report 2006

Note 10     Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups and results attributed to our groups may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Beginning in the quarter ended January 31, 2006, we have amended our segment information to include both Personal and Commercial Client Group — Canada and Personal and Commercial Client Group —Chicagoland Banking as reporting segments. Prior period information has been restated to reflect this new reporting basis.
Personal and Commercial Client Group
Personal and Commercial Client Group is comprised of two operating segments — Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking.
Personal and Commercial Client Group — Canada
Personal and Commercial Client Group — Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Personal and Commercial Client Group — Chicagoland Banking
Personal and Commercial Client Group — Chicagoland Banking (“P&C Chicagoland Banking”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.
Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.
Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.
Corporate Support also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
BMO Financial Group First Quarter Report 2006   27

Notes to Consolidated Financial Statements
Note 10   Operating and Geographic Segmentation (cont’d)
Our results and average assets, allocated by operating segment and geographic region, are as follows:

(Canadian $ in millions)

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the three months ended January 31, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)
Net interest income	$726	$185	$138	$207	$(43)	$1,213	$(31)	$1,182
Non-interest revenue	370	40	326	536	27	1,299	—	1,299

Total Revenue	1,096	225	464	743	(16)	2,512	(31)	2,481
Provision for credit losses	78	8	1	20	(55)	52	—	52
Non-interest expense	618	160	322	411	34	1,545	—	1,545

Income before taxes and non-controlling interest in subsidiaries	400	57	141	312	5	915	(31)	884
Income taxes	134	23	47	84	(22)	266	(31)	235
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$266	$34	$94	$228	$8	$630	$—	$630

Average Assets	$111,467	$21,625	$6,428	$161,100	$4,557	$305,177	$—	$305,177

Goodwill (As At)	$93	$591	$325	$98	$2	$1,109	$—	$1,109

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the three months ended January 31, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)
Net interest income	$699	$174	$140	$276	$(63)	$1,226	$(28)	$1,198
Non-interest revenue	370	42	342	432	27	1,213	—	1,213

Total Revenue	1,069	216	482	708	(36)	2,439	(28)	2,411
Provision for credit losses	67	7	1	25	(57)	43	—	43
Non-interest expense	606	156	368	372	31	1,533	—	1,533

Income before taxes and non-controlling interest in subsidiaries	396	53	113	311	(10)	863	(28)	835
Income taxes	133	22	40	74	(22)	247	(28)	219
Non-controlling interest in subsidiaries	—	—	—	—	14	14	—	14

Net Income	$263	$31	$73	$237	$(2)	$602	$—	$602

Average Assets	$103,609	$19,330	$7,042	$161,141	$5,032	$296,154	$—	$296,154

Goodwill (As At)	$93	$578	$825	$103	$3	$1,602	$—	$1,602

For the three months ended January 31, 2006					Canada	United States	Other Countries	Total(2)

Net interest income					$866	$309	$38	$1,213
Non-interest revenue					939	314	46	1,299

Total Revenue					1,805	623	84	2,512
Provision for credit losses					49	3	—	52
Non-interest expense					1,089	422	34	1,545

Income before taxes and non-controlling interest in subsidiaries					667	198	50	915
Income taxes					199	66	1	266
Non-controlling interest in subsidiaries					14	5	—	19

Net Income					$454	$127	$49	$630

Average Assets					$199,732	$79,539	$25,906	$305,177

For the three months ended January 31, 2005					Canada	United States	Other Countries	Total(2)

Net interest income					$888	$312	$26	$1,226
Non-interest revenue					831	334	48	1,213

Total Revenue					1,719	646	74	2,439
Provision for credit losses					52	(2)	(7)	43
Non-interest expense					1,089	417	27	1,533

Income before taxes and non-controlling interest in subsidiaries					578	231	54	863
Income taxes					202	69	(24)	247
Non-controlling interest in subsidiaries					8	6	—	14

Net Income					$368	$156	$78	$602

Average Assets					$203,395	$71,219	$21,540	$296,154

(1)	Corporate Support includes Technology and Solutions.
(2)	Taxable equivalent basis — see Basis of Presentation section.
28   BMO Financial Group First Quarter Report 2006